UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Extraordinary General Meeting

On June 29, 2026, Wing Yip Food Holdings Group Limited (the “Company”) furnished a Report on Form 6-K (the “Prior 6-K”) announcing that the Board of Directors of the Company had resolved by written resolutions to convene the 12th Extraordinary General Meeting of the Company (the “EGM”), to be held at E-room Center, 22 Uisadang-daero, Yeongdeungpo-gu, Seoul, Korea.

On July 22, 2026, the Board of Directors adopted further written resolutions amending certain proposals for the EGM, including changes to the number of new shares to be issued, the identity of the subscribers, the total issue size, the payment date and the expected issuance date. The EGM will now be held on Thursday, August 6, 2026, at 10:00 a.m. at the venue stated above. The record date for determining shareholders entitled to exercise voting rights at the EGM remains July 14, 2026, pursuant to Article 128 of the Articles of Association of the Company (the “Articles of Association”).

The amended proposals, as set forth in the Board’s written resolutions dated July 22, 2026, are summarized below.

Resolution No. 1 — Authorization to the Board of Directors to Issue New Shares, Bonds and Other Securities

The Company proposes that, pursuant to Article 8(b) of the Articles of Association and the circumstances specified therein (including the applicable allottees, where relevant), full authority to issue and allot new shares, bonds and other securities be delegated to the Board of Directors.

Resolution No. 2 — Approval of the Proposed Private Placement of New Shares

The Board of Directors proposes to issue an aggregate of 23,000,000 new ordinary shares (the “New Shares”) by way of private placement to the following subscribers on the following terms:

Subscriber	Number of Shares	Amount (KRW)	Amount (HKD)
WANG TINGFENG	13,000,000	20,800,000,000	110,047,087.46
WONG SIO CHAN	5,000,000	8,000,000,000	42,325,802.87
ZHAO JIN HUA	5,000,000	8,000,000,000	42,325,802.87
Total	23,000,000	36,800,000,000	194,698,693.20

The New Shares will be issued at a price of KRW 1,600 per share for a total issue size of KRW 36,800,000,000 (HKD 194,698,693.20). Payment is due on August 6, 2026, with the New Shares expected to be issued on September 7, 2026, subject to the approval by the Company’s shareholders and the progress of Hong Kong registration and other regulatory filing procedures. The New Shares will be delivered through the Securities Agency Department of the Korea Securities Depository (KSD) and will be subject to a lock-up period of one (1) year.

The intended use of proceeds is as follows:

Purpose	Description	2026	2027	After 2027	Total
Working Capital	Procurement Costs	5,888 million KRW	5,888 million KRW	2,944 million KRW	14,720 million KRW
Working Capital	Marketing Expenses	5,888 million KRW	5,888 million KRW	2,944 million KRW	14,720 million KRW
Working Capital	Research & Development	2,944 million KRW	2,944 million KRW	1,472 million KRW	7,360 million KRW
Total		14,720 million KRW	14,720 million KRW	7,360 million KRW	36,800 million KRW

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: July 22, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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